Exhibit 99.1

SEABRIDGE GOLD INC.

INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2015
(Unaudited)

MANAGEMENT’S COMMENTS ON UNAUDITED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated interim financial statements of Seabridge Gold Inc. for the nine months ended September 30, 2015 have been prepared by management and approved by the Board of Directors of the Company.

SEABRIDGE GOLD INC.
Interim Condensed Consolidated Statements of Financial Position
(Expressed in thousands of Canadian dollars)
(Unaudited)

	Note	September 30, 2015	December 31, 2014
Assets
Current assets
Cash and cash equivalents	4	880	256
Short-term deposits	4	5,553	6,037
Amounts receivable and prepaid expenses	5	754	5,092
Investments	6	4,023	4,897
		11,210	16,282
Non-current assets
Mineral interests	7	275,006	260,521
Reclamation deposits		1,553	1,553
Total non-current assets		276,559	262,074
Total assets		287,769	278,356

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	8	2,520	3,737
Taxes payable		-	65
Flow-through share premium	9	1,564	941
		4,084	4,743
Non-current liabilities
Deferred income tax liabilities	12	14,097	12,430
Provision for reclamation liabilities		1,362	1,349
Total non-current liabilities		15,459	13,779
Total liabilities		19,543	18,522

Shareholders’ equity	9	268,226	259,834
Total liabilities and shareholders’ equity		287,769	278,356

Commitments (Note 9)
Subsequent event (Note 9 and 14)
The accompanying notes form an integral part of these interim condensed consolidated financial statements.

SEABRIDGE GOLD INC.
Interim Condensed Consolidated Statements of Operations and Comprehensive Loss
(Expressed in thousands of Canadian dollars except common share and per common share amounts)
(Unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2015	2014	2015	2014
Corporate and administrative expenses	11	(1,663)	(3,537)	(6,083)	(10,679)
Gain on dispositionW of mineral properties		-	-	-	2,482
Other income - flow-through shares	9	1,080	3,359	2,324	6,117
Impairment of mineral interests	7	-	-	(350)	(2,437)
Impairment of investments	6	(126)	(106)	(841)	(410)
Other gains (loss) on investments	6	(28)	303	135	409
Interest income		25	52	81	159
Finance expense and depreciation		(5)	(5)	(15)	(15)
Foreign exchange gain (loss)		11	4	13	(33)
Loss before income taxes		(706)	70	(4,736)	(4,407)
Income tax expense	12	(1,923)	(2,904)	(1,957)	(4,644)
Loss for the period		(2,629)	(2,834)	(6,693)	(9,051)

Other comprehensive loss, net of income taxes:
Reclassification of previously deferred gains on available for sale investments		-	-	-	(1,272)
Items that may subsequently be reclassified to profit or loss:
Unrealized gain on available for sale investments	6	21	297	126	166
Comprehensive loss for the period		(2,608)	(2,537)	(6,567)	(10,157)

Basic and diluted net loss per Common Share		(0.05)	(0.06)	(0.13)	(0.19)
Basic weighted average number of common shares outstanding		50,321,648	48,049,066	49,669,888	47,407,484

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

SEABRIDGE GOLD INC.
Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in thousands of Canadian dollars)
(Unaudited)

	Shares	Share Capital	Stock-based Compensation	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income	Total Equity
As at January 1, 2015	48,438,876	295,545	29,197	15,061	(80,009)	40	259,834
Share issuance	1,637,500	13,704	-	-	-	-	13,704
Share issuance costs	-	(1,028)	-	-	-	-	(1,028)
Stock-based compensation	-	-	2,013	-	-	-	2,013
Shares - RSUs	198,750	1,915	(1,915)	-	-	-	-
Deferred tax	-	270	-	-		-	270
Other comprehensive gain	-	-	-	-	-	126	126
Net loss for the period	-	-	-	-	(6,693)	-	(6,693)
As at September 30, 2015	50,275,126	310,406	29,295	15,061	(86,702)	166	268,226

As at January 1, 2014	47,081,376	283,544	26,818	9,233	(66,986)	1,146	253,755
Share issuance		11,205	-	-	-	-	11,205.0
Share issuance costs	-	(920)	-	-	-	-	(920)
Stock-based compensation	-	-	7,369	-	-	-	7,369
Shares - RSUs	-	800	(800)	-	-	-	-
Expired options	-	-	(455)	455	-	-	-
Deferred tax	-	243	-	-	-	-	243
Other comprehensive loss	-	-	-	-	-	(1,106)	(1,106)
Net loss for the period	-	-	-	-	(9,051)	-	(9,051)
As at September 30, 2014	47,081,376	294,872	32,932	9,688	(76,037)	40	261,495

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

SEABRIDGE GOLD INC.
Interim Condensed Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)
(Unaudited)

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
Operating Activities
Net loss	(2,629)	(2,834)	(6,693)	(9,051)
Items not affecting cash:
Impairment of mineral interests	-	-	350	2,437
Gain on disposition of mineral properties	-	-	-	(2,482)
Stock-based compensation	594	2,405	2,013	7,369
Other income - flow-though shares	(1,080)	(3,359)	(2,324)	(6,117)
Impairment of investments	126	106	841	410
Other gains (loss) on investments	28	(303)	(135)	(409)
Income tax expense	1,923	2,904	1,957	4,644
Finance expense and depreciation	5	5	15	15
Taxes paid	-	(112)	(85)	(1,208)
Changes in non-cash working capital items:
Amounts receivable and prepaid expenses	(9)	(523)	219	(417)
Accounts payable and accrued liabilities	(121)	3,017	(977)	3,438
Net cash (used in) provided by operating activities	(1,163)	1,306	(4,819)	(1,371)

Investing Activities
Mineral interests	(7,201)	(13,761)	(14,800)	(24,003)
Mineral exploration tax credits	-	4,435	4,119	4,435
Purchase of short-term deposits	-	(12,000)	(17,000)	(12,000)
Redemption of short-term deposits	7,995	6,505	17,484	16,537
Disposition of mineral interests	-	-	-	1,000
Cash proceeds from sale of investments	123	-	294	2,065
Net cash (used in) provided by investing activities	917	(14,821)	(9,903)	(11,966)

Financing Activities
Issue of share capital (net of transaction costs)	(16)	12,881	15,346	12,881
Net increase (decrease) in cash during the period	(262)	(634)	624	(456)

Cash and cash equivalents, beginning of the period	1,142	1,241	256	1,063
Cash and cash equivalents end of the period	880	607	880	607

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

SEABRIDGE GOLD INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2015 and 2014

1.	Reporting entity

Seabridge Gold Inc. (“Seabridge” or the “Company”) is comprised of Seabridge Gold Inc. (“Seabridge” or the “Company”) and its subsidiaries and is a company engaged in the acquisition and exploration of gold properties located in North America.  The Company was incorporated under the laws of British Columbia, Canada on September 4, 1979 and continued under the laws of Canada on October 31, 2002.  Its common shares are listed on the Toronto Stock Exchange trading under the symbol “SEA” and on the New York Stock Exchange under the symbol “SA”. The Company is domiciled in Canada, the address of its registered office is 10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5 and the address of its corporate office is 106 Front Street East, 4th Floor, Toronto, Ontario, Canada M5A 1E1.

2.	Statement of compliance and basis of presentation

These interim condensed consolidated financial statements were prepared using the same accounting policies and methods as those described in the consolidated financial statements for the year ended December 31, 2014. These interim financial statements are prepared in compliance with International Accounting Standard 34, Interim Financial Reporting (IAS 34). Accordingly, certain information and disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards have been omitted or condensed. These interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2014.

3.	New accounting standards and interpretations not yet adopted

New standards and amendments to standards and interpretations that are relevant to the Company and effective for annual periods beginning on or after January 1, 2016, that have not been applied in preparing these financial statements are:

IFRS 9, Financial instruments (“IFRS 9”) introduces new requirements for classification and measurement of financial assets, additional changes to financial liabilities and a new general hedge accounting standard. The mandatory effective date is for annual periods beginning on or after January 1, 2018. Early adoption is permitted and the new standard must be applied retrospectively, with some exceptions. The Company does not expect the amendments to have a material impact on the financial statements.

IFRS 11, Accounting for Acquisitions of Interests in Joint Operations (Amendments to IFRS 11). The amendments require business combination accounting to be applied to acquisitions of interests in a joint operation that constitute a business and apply prospectively for annual periods beginning on or after January 1, 2016. The Company intends to adopt the amendments to IFRS 11 in its financial statements for the annual period beginning on January 1, 2016. The Company does not expect the amendments to have a material impact on the financial statements.

IFRS 15, Revenue from contracts with customers (“IFRS 15”) proposes to replace IAS 18 Revenue, IAS 11 Construction contracts, and some revenue-related interpretations. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue at either a point in time or over time. The model features a five-step analysis of transactions to determine when and how much revenue should be recognized. New estimates and judgmental thresholds were introduced, which may affect the amount and/or timing of revenue recognized. The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning on January 1, 2018. The Company does not expect the standard will have a material impact on the financial statements upon adoption.

IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets (Amendments to IAS 16 and IAS 38). The amendments made to IAS 16 state that revenue-based methods of depreciation cannot be used for property, plant and equipment and the amendments in IAS 38 introduce the supposition that the use of revenue-based amortization methods for intangible assets is inappropriate. The Company intends to adopt the amendments to IAS 16 and IAS 38 in its financial statements for the annual period beginning on January 1, 2016. The Company does not expect the amendments will have a material impact on the financial statements upon adoption.

4.	Cash and cash equivalents and short-term deposits

($000’s)	September 30, 2015	December 31, 2014
Cash and cash equivalents	880	256
Short-term deposits	5,553	6,037
	6,433	6,293

Short-term deposits consist of Canadian Schedule I bank deposits and guaranteed notes with terms from 91 days up to one year but are cashable in whole or in part with interest at any time to maturity.  All of the cash is held in a Canadian Schedule I bank.

5.	Amounts receivable and prepaid expenses

($000’s)	September 30, 2015	December 31, 2014
Provincial tax credits	-	4,246
HST	340	389
Prepaid expenses	244	229
Other receivables	170	228
	754	5,092

6.	Investments

($000’s)	January 1, 2015	Acquisitions	Dispositions	Gain on Disposition	Gain of associates	Impairment	Comprehensive gain	September 30, 2015
Available-for-sale investments	3,246	-	(294)	28	-	(296)	126	2,810
Investment in associate	1,651	-	-	-	107	(545)	-	1,213
	4,897	-	(294)	28	107	(841)	126	4,023

($000’s)	January 1, 2014	Acquisitions	Dispositions	Gain on Relassification	Gain of associates	Impairment	Comprehensive loss	December 31, 2014
Available-for-sale investments	5,179	1,581	(2,082)	1,144	(403)	(1,067)	(1,106)	3,246
Investment in associate	1,924	103	-	-	(207)	(169)	-	1,651
	7,103	1,684	(2,082)	1,144	(610)	(1,236)	(1,106)	4,897

The Company holds common shares of several mining companies that were received as consideration for optioned mineral properties and other short-term investments, including one gold exchange traded receipt. These available for sale financial assets are recorded at fair value of $2.8 million (December 31, 2014 - $3.2 million) on the statements of financial position. In the nine months ended September 30, 2015, the Company disposed of a portion of its holdings in one of these investments and recorded a gain of $28,000 (September 30, 2014 – loss $0.2 million) within other gains on investments on the statement of operations.

The Company holds one investment in an associate that is accounted for on the equity basis. During nine months ended September 30, 2015, the Company recorded its proportionate share of the net income of the associate of $0.1 million (September 30, 2014 – loss of $0.7 million).

During the current nine-month period, the Company’s carrying values of available-for-sale investments and the investment in associate exhibited evidence of impairment and the Company recorded a $0.8 million (2014 - $0.4 million) charge to the statement of operations. For the three months ended September 30, 2015 the Company recorded a $0.1 million (2014 – $0.1 million) net impairment charge to the statement of operations.

7.	Mineral interests

Mineral interest expenditures on projects are considered as exploration and evaluation and their related costs consist of the following:

($000’s)	Balance,	Expenditures	Recoveries	Impairment	Balance,
	January 1, 2015	2015	2015	2015	September 30, 2015
KSM	191,929	14,381	-	-	206,310
Courageous Lake	67,471	454	-	-	67,925
Nevada Projects	350	-	-	(350)	-
Grassy Mountain	771	-	-	-	771
	260,521	14,835	-	(350)	275,006

($000’s)	Balance,	Expenditures	Recoveries	Impairment	Balance,
	January 1, 2014	2014	2014	2014	December 31, 2014
KSM	165,196	30,852	(4,119)	-	191,929
Courageous Lake	66,585	886	-	-	67,471
Nevada Projects	2,882	-	(95)	(2,437)	350
Grassy Mountain	771	-	-	-	771
	235,434	31,738	(4,214)	(2,437)	260,521

Continued exploration of the Company’s mineral properties is subject to certain lease payments, project holding costs, rental fees and filing fees.

a)         KSM (Kerr-Sulphurets-Mitchell)

In 2001, the Company purchased a 100% interest in contiguous claim blocks in the Skeena Mining Division, British Columbia. The vendor maintains a 1% net smelter royalty interest on the project, subject to maximum aggregate royalty payments of $4.5 million. The Company is obligated to purchase the net smelter royalty interest for the price of $4.5 million in the event that a positive feasibility study demonstrates a 10% or higher internal rate of return after tax and financing costs.

In 2002, the Company optioned the KSM property to Noranda Inc. (which subsequently became Falconbridge Limited then Xstrata plc. and now Glencore plc.) which could earn up to a 65% interest by incurring exploration expenditures and funding the cost of a feasibility study. In April 2006, the Company reacquired the exploration rights to the KSM property from Falconbridge. On closing of the formal agreement in August 2006, the Company issued Falconbridge 200,000 common shares of the Company with a deemed value of $3,140,000 excluding share issue costs.  The Company also issued 2 million warrants to purchase common shares of the Company with an exercise price of $13.50 each. The 2,000,000 warrants were exercised in 2007 and proceeds of $27 million were received by the Company.

In July 2009, the Company agreed to acquire various mineral claims immediately adjacent to the KSM property for further exploration and possible mine infrastructure use.  The terms of the agreement required the Company to pay $1 million in cash, issue 75,000 shares and pay advance royalties of $100,000 per year for 10 years commencing on closing of the agreement.  The property is subject to a 4.5% net smelter royalty from which the advance royalties are deductible. The purchase agreement closed in September 2009, with the payment of $1 million in cash, the issuance of 75,000 shares valued at $2,442,750 and the payment of the first year’s $100,000 advance royalty. The Company has made seven of the ten advance royalty payments and the three remaining installments will be made annually until 2018.

In February 2011, the Company acquired a 100% interest in adjacent mineral claims mainly for mine infrastructure purposes for a cash payment of $675,000, subject to a 2% net smelter returns royalty on these adjacent claims.

On June 16, 2011, the Company completed an agreement granting a third party an option to acquire a 1.25% net smelter royalty on all gold and silver production sales from KSM for a payment equal to the lesser of $100 million or US$125 million. The option is exercisable for a period of 60 days following the announcement of receipt of all material approvals and permits, full project financing and certain other conditions for the KSM project. The option was conditional on the optionee subscribing for $30 million of the Company’s shares at a premium to market of 15%. The financing was completed on June 29, 2011. The 15% premium derived from the option agreement for the NSR, was determined to be $3.9 million ($3.84 per share for 1,019,000 shares) which was recorded as a credit to mineral properties on the statement of financial position in 2011. The optionee also held an option to purchase an additional $18 million of the Company’s shares and receive an option to acquire an additional 0.75% net smelter royalty on all gold and silver production sales from the KSM project for a payment equal to the lesser of $60 million or US$75 million and exercised the option to purchase the shares in December 2012, at a 15% premium to the market price of the shares at that time. The premium derived from the option agreement for the 0.75% net smelter royalty on this transaction was determined to be $2.4 million ($2.41 per share for 1,004,491 shares) which was recorded as a credit to mineral properties on the statement of financial position in 2012.

In the first nine months of 2015, $14.4 million of expenditures were incurred on the KSM project as the Company finalized the analysis of the resource update on Deep Kerr and Iron Cap Lower Zone from the 2014 exploration drilling and while completing the 2015 exploration and drilling program.

Late in 2014, the Company applied for $4.1 million of refundable provincial tax credits related to exploration expenditures incurred in 2011 at KSM and the recovery was credited to mineral properties at that time. During the current year, the Company collected all of the funds related to the claim.

b)         Courageous Lake

In 2002, the Company purchased a 100% interest in the Courageous Lake gold project from Newmont Canada Limited and Total Resources (Canada) Limited (“the Vendors”) for US$2.5 million. The Courageous Lake gold project consists of mining leases located in Northwest Territories of Canada.

In 2004, an additional property was optioned in the area.  Under the terms of the agreement, the Company paid $50,000 on closing and was required to make option payments of $50,000 on each of the first two anniversary dates and subsequently $100,000 per year up to a total of $1,250,000.  The Company has made $950,000 in payments and is committed to make three additional annual payments until 2017. The property may be purchased outright at any time with the accelerated payment of the remaining balance.

In the nine months of 2015, the Company incurred $0.5 million of exploration costs while maintaining claims and evaluating and planning future exploration programs.

c)         Grassy Mountain

In 2000, the Company acquired an option on a 100% interest in mineral claims located in Malheur County, Oregon, USA. During 2002, the Company paid US$50,000 in option payments. On December 23, 2002, the agreement was amended and the Company made a further option payment of US$300,000 and in March 2003 acquired the property for a payment of US$600,000.

In April 2011, the Company announced that an agreement had been reached to option the Grassy Mountain project to Calico Resources Corp. (“Calico”) which was subsequently amended in 2013. In the original agreement, in order to exercise the option, Calico was to issue to the Company (i) two million of its common shares following TSX Venture Exchange approval; (ii) four million of its common shares at the first anniversary, and (iii) eight million of its shares when the project has received the principal mining and environmental permits necessary for the construction and operation of a mine.  The Company received the first two million common shares of Calico in 2011 and a value of $740,000 was recorded as a credit to the carrying value of the mineral properties. In February 2013, the agreement was amended to allow for an accelerated exercise of the option and Calico issued 6,433,000 common shares and 4,567,000 special warrants to acquire a 100% interest in the Grassy Mountain project. Each special warrant is exercisable to acquire one common share of Calico for no additional consideration. The fair value of the shares and special warrants was credited to the carrying value of the mineral properties at the time of receipt of the securities. During 2013, the Company elected to convert 1,671,000 special warrants into common shares.

In addition to the shares and special warrants received as consideration, after the delivery of a National Instrument 43-101 compliant feasibility study on the project, Calico must either grant the Company a 10% net profits interest or pay the Company $10 million in cash, at the sole election of the Company. Following the de-recognition of the Grassy Mountain net assets in 2014, a value of $771,000 has been retained within mineral interests.

d)	Nevada Projects

In June 2011, the Company entered into an agreement letter of intent with Golden Predator Corp. pursuant to which the Company and Golden Predator Corp., would contribute a portfolio of mineral properties into a new private company called Wolfpack Gold Corp. (“Wolfpack”). The transaction was closed on June 26, 2012 and certain properties were transferred to Wolfpack, from the Company, while others were optioned. In total, 5,506,500 shares of Wolfpack were received as consideration for the optioned and transferred properties.

In 2014, the Company was notified that the option to purchase Four Mile Basin and Liberty Springs would be discontinued. The Company decided not to continue to carry the maintenance costs of these claims and determined that the recoverability of the carrying costs was impaired and charged the statement of operations $2.4 million in that year. Similarly, in the current year, the Company was notified that the remaining option on Castle Black Rock would be discontinued and the Company fully impaired the remaining carrying cost of the Nevada projects.

e)	Other mineral properties

(i) Red Mountain

In 2001, the Company purchased a 100% interest in an array of assets associated with mineral claims in the Skeena Mining Division, British Columbia, together with related project data and drill core, an owned office building and a leased warehouse, various mining equipment on the project site, and a mineral exploration permit which is associated with a cash reclamation deposit of $1 million.

The Company assumed all liabilities associated with the assets acquired, including all environmental liabilities, all ongoing licensing obligations and ongoing leasehold obligations including net smelter royalty obligations on certain mineral claims ranging from 2.0% to 6.5% as well as an annual minimum royalty payment of $50,000.

In 2014, the Company entered into an agreement with IDM Mining (“IDM”) to option the Red Mountain Project. In order to exercise its option, IDM paid the Company $1 million and must pay $1 million by the end of 2015. IDM also issued to the Company 4,955,500 common shares, the fair value of which was $1.5 million, and was recorded in investments on the statement of financial position. IDM is also obligated to spend $7.5 million on the Red Mountain Project over a three year period. At the time of the receipt of the cash and shares mentioned above, there was no carrying value recorded for Red Mountain, as all historical acquisition and exploration costs had been fully recovered through option payments and other recoveries and as such, the combined value of the cash and shares of $2.5 million was recorded on the statement of operations as a gain on the disposition of mineral properties in 2014.

(ii) Quartz Mountain

In 2001, the Company purchased a 100% interest in mineral claims in Lake County, Oregon. The vendor retained a 1% net smelter royalty interest on unpatented claims acquired and a 0.5% net smelter royalty interest was granted to an unrelated party as a finder’s fee.

In 2011, subject to an agreement between the Company and Orsa Ventures Corp. (“Orsa”) the Company granted Orsa the exclusive option to earn a 100% interest in the Quartz Mountain gold property and all of Seabridge's undivided 50% beneficial joint venture interest in the adjacent peripheral property mentioned above. The agreement stipulated that Orsa would pay the Company $0.5 million on or before the fifth day following regulatory approval of the option agreement and will make staged payments of $5 million in cash or common shares of Orsa, at the discretion of the Company. In 2012, the agreement was amended allowing Orsa to pay the Company 1.5 million common shares of Orsa instead of the $0.5 million, then due. In 2013, Alamos Gold Inc. (“Alamos”) acquired Orsa and its option to acquire Quartz Mountain and the Company received the next staged payment of $2 million from Alamos. The full cost of the project, to the Company, has been fully recovered through these option payments.

In addition, upon the delivery of a feasibility study, Alamos must pay the Company $3 million and either an additional $15 million or provide a 2% net smelter return royalty on production at Quartz Mountain, at the option of the Company.

8.	Accounts payable and accrued liabilities

($000’s)	September 30, 2015	December 31, 2014
Trade payables	2,233	3,545
Trade and other payables due to related parties	15	56
Non-trade payables and accrued expenses	272	136
	2,520	3,737

9.	Shareholders’ equity

The Company is authorized to issue an unlimited number of preferred shares and common shares with no par value.  No preferred shares have been issued or were outstanding at September 30, 2015 and December 31, 2014.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties that would be accretive and meaningful to the Company.  The Company is not subject to externally imposed capital requirements.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management since the year ended December 31, 2014. The Company considers its capital to be share capital, stock options, restricted share units, contributed surplus and deficit.

On April 7, 2015 the Company issued 1,610,000 flow-through common shares, at $10.17 per share, raising gross proceeds of $16.4 million. The purchase price represented a 22% premium over the market price of the Company’s shares on that date. Share issuance costs of $1.0 million were incurred in relation to the offering and have been included in equity. The Company has committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the financings and transfer the deductibility to the purchasers of the flow-through shares.  The effective date of the renouncement will be December 31, 2015. The $2.9 million premium has been recognized as a liability on the statement of financial position and the balance was recorded as share capital. At each reporting period, and as qualifying expenditures are incurred, the liability is reduced on a proportionate basis and income is recognized on the statement of operations. In the period April 8, 2015 to September 30, 2015, $1.4 million of the premium was recognized through other income on the statement of operations for the proportionate amount of qualifying expenditures made relative to the $16.4 million commitment.

On July 22, 2014 the Company issued 1,150,000 flow-through common shares, at $12.00 per share, raising gross proceeds of $13.8 million. The purchase price represented a 29% premium over the market price of the Company’s shares on that date. Share issuance costs of $0.9 million were incurred in 2014 in relation to the offering and were included in equity. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the financings and transfer the deductibility to the purchasers of the flow-through shares.  The effective date of the renouncement was December 31, 2014. The full premium of $3.1 million was initially recognized as a liability on the statement of financial position and the balance was recorded as share capital. At each reporting period, and as qualifying expenditures were incurred, the liability was reduced on a proportionate basis and income was recognized on the statement of operations. In the period July 22, 2014 to December 31, 2014 $2.2 million of the premium was recognized through other income on the statement of operations for the proportionate amount of qualifying expenditures made relative to the $13.8 million commitment. Additional spending in the year resulted in the remaining $941,000 of premium being recognized through other income in the statement of operations.

The Company provides compensation to directors and employees in the form of stock options and a Restricted Share Units (“RSU”), plan implemented in 2013.

Pursuant to the Share Option Plan, the Board of Directors has the authority to grant options, and to establish the exercise price and life of the option at the time each option is granted, at a price not less than the closing price of the Common Shares on the Toronto Stock Exchange on the date of the grant of such option and for a period not exceeding five years. All exercised options are settled in equity.

In the first three quarters of 2015 198,750 RSUs vested and were exchanged for common shares of the Company and 475,000 options to purchase common shares of the Company, with a fair value of $1.4 million, were granted to members of the Board of Directors. The options were subject to shareholder approval which was obtained in June 2015. Subsequent to the current quarter end, 17,500 RSUs vested and were exchanged for common shares of the Company.

Pursuant to the Company’s RSU Plan, the Board of Directors has the authority to grant RSUs, and to establish terms of the RSUs including the vesting criteria and the life of the RSU. The life of the RSU is not to exceed two years.

Stock option and RSU transactions were as follows:

	Options	Weighted Average Exercise Price ($)	Amortized Value of options ($000’s)	RSUs	Amortized Value of RSUs ($000’s)	Stock-based Compensation ($000’s)
Outstanding January 1, 2015	3,240,000	17.62	27,427	355,000	1,770	29,197
Granted	475,000	9.00	722	-	-	722
Exercised option or vested RSU	-	-	-	(198,750)	(1,891)	(1,891)
Cancelled	-	-	-	(2,500)	(24)	(24)
Expired	-	-	-	-	-	-
Amortized value of stock based compensation
granted in prior years	-	-	122	-	1,169	1,291
Outstanding September 30, 2015	3,715,000	16.52	28,271	153,750	1,024	29,295

Exercisable at September 30, 2015	3,140,000			-

	Options	Weighted Average Exercise Price ($)	Amortized Value of options ($000’s)	RSUs	Amortized Value of RSUs ($000’s)	Stock-based Compensation ($000’s)
Outstanding January 1, 2014	2,925,000	21.11	26,734	235,000	84	26,818
Granted	750,000	10.32	111			111
Exercised option or vested RSU	-	-	-	-	(800)	(800)
Expired	(35,000)	23.02	(455)	-	-	(455)
Amortized value of stock based compensation						-
granted in prior years	-	-	5,723	-	1,535	7,258
Outstanding September 30, 2014	3,640,000	18.89	32,113	235,000	819	32,932

Exercisable at September 30, 2014	1,678,333			-

The outstanding share options at September 30, 2015 expire at various dates between December 2015 and April 2020.  A summary of options outstanding, their remaining life and exercise prices as at September 30, 2015 is as follows:

Options Outstanding			Options Exercisable
Exercise price	Number	Remaining	Number	Exercise price
	outstanding	contractual life	Exercisable
$29.75	495,000	3 months	395,000	$29.75
$30.42	150,000	6 months	150,000	$30.42
$21.98	545,000	1 years 2 months	545,000	$21.98
$21.54	10,000	1 years 5 months	10,000	$21.54
$14.70	100,000	1 year 9 months	100,000	$14.70
$17.32	180,000	1 years 11 months	180,000	$17.32
$17.52	155,000	2 years 2 months	155,000	$17.52
$12.60	705,000	2 years 5 months	705,000	$12.60
$12.91	100,000	2 years 8 months	100,000	$12.91
$8.00	50,000	3 years 3 months	50,000	$8.00
$10.36	700,000	3 years 6 months	700,000	$10.36
$9.72	50,000	3 years 9 months	50,000	$9.72
$9.00	475,000	4 years 7 months	-	$9.00
	3,715,000		3,140,000

10.	Fair value of financial assets and liabilities

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts, volatility measurements used to value option contracts and observable credit default swap spreads to adjust for credit risk where appropriate), or inputs that are derived principally from or corroborated by observable market data or other means.

Level 3: Inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The Company’s financial assets and liabilities as at September 30, 2015 and December 31, 2014 are cash and cash equivalents, short-term deposits, amounts receivable,  available-for-sale investments, and accounts payable and accrued liabilities. Other than investments, the carrying values approximate their fair values due to the immediate or short-term maturity of these financial instruments and are classified as a Level 1 measurement. The Company’s available-for-sale investments are measured at fair value based on quoted market prices.

The Company's financial risk exposures and the impact on the Company's financial instruments are summarized below:

Credit Risk
The Company's credit risk is primarily attributable to short-term deposits, and receivables included in amounts receivable and prepaid expenses. The Company has no significant concentration of credit risk arising from operations. Short-term deposits consist of Canadian Schedule I bank guaranteed notes, with terms up to one year but are cashable in whole or in part with interest at any time to maturity, for which management believes the risk of loss to be remote. Management believes that the risk of loss with respect to financial instruments included in amounts receivable and prepaid expenses to be remote.

Liquidity Risk
The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at September 30, 2015, the Company had a cash and cash equivalents and short-term deposits balance of $6.4 million (December 31, 2014 - $6.3 million) for settlement of current liabilities of $2.5 million, excluding the flow-through share premium. The Company is committed to spend $8.7 million on qualifying exploration expenditures in fulfillment of the April 2015 flow-through financing. The short-term deposits are in various high interest savings guaranteed investment securities with maturities to the end of 2015 but are redeemable, in whole or in part, with interest at any time to maturity.  All of the Company's current financial liabilities have contractual maturities of 30 days and are subject to normal trade terms.

Market Risk
(a) Interest Rate Risk
The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in Canadian bank guaranteed notes (short-term deposits). The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.  The short-term deposits can be cashed in at any time and can be reinvested if interest rates rise.

(b) Foreign Currency Risk
The Company's functional currency is the Canadian dollar and major purchases are transacted in Canadian and US dollars.  The Company funds certain operations, exploration and administrative expenses in the United States on a cash call basis using US dollar currency converted from its Canadian dollar bank accounts held in Canada. Management believes the foreign exchange risk derived from currency conversions is not significant to its operations and therefore does not hedge its foreign exchange risk.

(c) Investment Risk
The Company has investments in other publicly listed exploration companies which are included in investments.  These shares were received as option payments on certain exploration properties the Company held or holds an ownership interest in. In addition, the Company holds $2.2 million in a gold exchange traded receipt that is recorded on the statement of financial position in investments.  The risk on these investments is significant due to the nature of the investment.

11.	Corporate and administrative expenses

	Three months ended September 30		Nine months ended September 30
($000’s)	2015	2014	2015	2014
Employee compensation	617	659	2,399	1,879
Stock-based compensation	594	2,405	2,013	7,369
Professional fees	133	159	532	397
General and administrative	319	314	1,139	1,034
	1,663	3,537	6,083	10,679

12.	Income taxes

The Company recognized income tax expense of $2.0 million (2014 - $4.6 million) reflecting the increase in deferred tax liabilities arising from exploration expenditures, which are capitalized for accounting purposes but are renounced for tax purposes. The renounced expenditures relate to the two flow-through share issuances in 2014 and 2015. The tax expense is partially offset by the loss in the current nine month period. In the three months ended September 30, 2015, the Company recognized income tax expense of $1.9 million (2014 - $2.9 million) reflecting the current quarter’s capitalized versus renounced treatment of exploration expenditures.

13.	Related party disclosures

During the nine months ended September 30, 2015, a private company controlled by an officer was paid $106,200 (2014 - $95,000) for legal services rendered. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

14.	Subsequent event

On October 30, 2015, subsequent to the quarter end, the Company issued 1.8 million common shares of the Company, through a non-brokered private placement, at a price of $8.10 per share for gross proceeds of $14.6 million.